CHEN-DRAKE LAW GROUP, P.C.

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

September 13, 2013

United States Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Prime Global Capital Group Incorporated Request for Waiver of Certain Audited and Unaudited Financial Statements Pursuant to Rule 3-14 of Regulation S-X File No. 000-54288

Dear Sir or Madam:

Reference is made to Item 8 of the letter received from the staff of the Securities and Exchange Commission (the “Commission”) dated August 28, 2013, regarding the Annual Report on Form 10-K for the fiscal year ended October 31, 2012, and the Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2013, of Prime Global Capital Group Incorporated (the “Company”). The Company respectfully requests that the Commission dispense with the audited and unaudited financial statements required pursuant to Rule 3-14 of Regulation S-X with respect to the following properties, which were acquired by the Company:

•	15 story commercial building located at Geran 10010, Lot 238 Section 43, Town and District of Kuala Lumpur, Wilayah Persekutuan, Kuala Lumpur, Malaysia, purchased in December 2012; and
•	12 story commercial building located at Megan Avenue 1, No. 189, Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia, purchased in July 2013.

Pursuant to Rule 3-14 of Regulation S-X, the Company is required to provide: (i) audited financial statements for the fiscal year ended October 31, 2012 with respect to the 15 story commercial building; and (i) audited financial statements for the fiscal year ended October 31, 2012, and unaudited interim statements for the nine months ended July 31, 2013, with respect to the 12 story building. The Company has requested that the prior owners of both buildings provide the records and documentation necessary to prepare the required financial statements. The prior owners of both buildings have denied our request. The Company also made a good faith effort to re-create these records and documentation from other sources but has been unsuccessful in its attempts. As such, it would be impossible for the Company to acquire or otherwise compile the records and documentation necessary for its independent registered accountant to audit the financial statements for this period or to internally prepare the required unaudited financial statements without significant difficulty, delay and undue hardship.

The Company further believes that the financial information from the prior owner of the 15 story building may not be indicative of future operating results. At the time of purchase, the 15 story building was completely vacant. With the exception of a retail operation located on the ground floor, the Company anticipates leasing the remaining portion of the 15 story building to a single operator that will be renovating its portion of the building and converting it into a business hotel. The lease will have a term of 10 years, and the lessee will be responsible for the operating and maintenance costs of the building.

Based on the foregoing, the Company respectfully requests that the Commission provide a waiver of the requirements of Rule 3-14 of Regulation S-X to provide audited and unaudited financial statements with respect to the foregoing properties.

Thank you for your attention and courtesies with respect to this matter. Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at (310) 358-0104.

Very truly yours,

/s/ Jenny Chen-Drake
Jenny Chen-Drake

cc: Liong Tat Teh, Prime Global Capital Group Incorporated